UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Quarter Ended December 31, 2023
Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.
(Translation of registrant’s name into English)

c/o NGT Services (UK) Ltd
10 Bressenden Place,
London, SW1E 5DH,
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F  ☐

NAVIGATOR HOLDINGS LTD.

REPORT ON FORM 6-K FOR THE THREE MONTHS ENDED DECEMBER 31, 2023

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains certain forward-looking statements concerning plans and expectations of management for future operations or economic performance, or assumptions related thereto, including our financial forecast and statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this report on Form 6-K. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this report. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following are some but not all of the factors that could cause actual results or events to differ materially from anticipated results or events.
•future operating or financial results;

•potential acquisitions and joint ventures, business strategy and expected capital spending;
•operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;
•fluctuations in currencies and interest rates;
•general market conditions and shipping market trends, including charter rates and factors affecting vessel supply and demand;
•our ability to continue to comply with all our debt covenants;
•our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;
•future capital expenditures needed to preserve our capital base;
•the availability of vessels to purchase, or the useful lives of our vessels;
•our continued ability to enter into short-term or long-term, fixed-rate time charters or voyage charters with our customers;
•our vessels engaging in ship to ship transfers of liquefied petroleum gas (“LPG”) or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;
•the impact of the Russian invasion of Ukraine and economic sanctions related thereto;

•the conflict between Israel and Hamas in the Gaza region and other geopolitical tensions;

•our ability to employ and retain suitably experienced commercial and technical staff;
•changes in governmental rules and regulations or actions taken by regulatory authorities;

•our ability to manage obligations, liabilities, or responsibilities, arising from any regulatory environment emission trading or compliance schemes.
•global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;
•liability from future litigation;
•our share repurchases and the payment of dividends to our shareholders including under any return of capital policy;
•our ability to maintain appropriate internal control over financial reporting and our disclosure controls and procedures;
•failure of a key information technology system or process or exposure to fraud, security breaches or cyber attacks;

•the impact of cyber crime and changing financial fraud environment;
•the financial performance of the Ethylene Export Terminal (as defined below) and our related Export Terminal Joint Venture (as defined below) and the completion of construction and financing, and the financial success, of the Terminal Expansion Project (as defined below); and

•the financial performance of the Luna Pool and Unigas Pool.

All forward-looking statements included in this report on Form 6-K are made only as of the date of this report. New factors that could cause actual results or events to differ materially from anticipated results or events emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results or events to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Financial Highlights
•On March 12, 2024, the Board of Navigator Holdings Ltd. (the "Company", “Navigator Gas”,"we", "our" and "us") (NYSE: NVGS) declared a cash dividend of $0.05 per share, for the quarter ended December 31, 2023, (the “Dividend”) under the Company's Return of Capital policy. The Dividend will be payable on April 25, 2024, to all shareholders of record as of the close of business New York time on April 4, 2024.
•Also as part of the Company's Return of Capital policy for the quarter ended December 31, 2023, the Company expects to repurchase approximately $0.8 million common stock (the “Share Repurchases”) between March 13, 2024, and March 31, 2024, subject to operating needs, market conditions and other circumstances, such that the Dividend and Share Repurchases together equal 25% of net income for the quarter ended December 31, 2023.
•The Company reported total operating revenue of $141.6 million for the three months ended December 31, 2023, compared to $123.3 million for the three months ended December 31, 2022.
•Net Income attributable to stockholders' of the Company was $17.8 million for the three months ended December 31, 2023, compared to $10.0 million for the three months ended December 31, 2022.
•Earnings per share was $0.24 for the three months ended December 31, 2023, compared to $0.13 per share for the three months ended December 31, 2022. Adjusted earnings per share which excludes realized and unrealized gains or losses on non-designated derivative instruments and profit and loss from sale of vessel, was $0.32 per share for the three months ended December 31, 2023.
•EBITDA(1) was $66.3 million for the three months ended December 31, 2023, compared to $58.5 million for the three months ended December 31, 2022. Adjusted EBITDA(1) was $71.7 million for the three months ended December 31, 2023, compared to $55.0 million for the three months ended December 31, 2022.

•The Company repaid $23.8 million of the $111.8 million Term Loan and Revolving Credit Facility held with Credit Agricole on December 28, 2023 which resulted in an equal reduction in long-term debt outstanding and cash and cash equivalents. The amount repaid of $23.8 million remains available to be redrawn by the Company in accordance with the terms of the Term Loan and Revolving Credit Facility which matures in September 2028.
(1) EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP. EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before profit/loss on sale of vessel, unrealized gain/loss on non-designated derivative instruments and foreign currency exchange gain or loss on senior secured bonds. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure.

Other Highlights and Developments
Operational Update
Average daily time charter equivalent ("TCE") across the fleet increased to $28,428 for the three months ended December 31, 2023, compared to $23,622 for the three months ended December 31, 2022. Utilization across the fleet decreased from 93.4% in the third quarter of 2023 to 91.3% in the fourth quarter of 2023. Utilization during fourth quarter of 2022 was 94.1%.
During the fourth quarter of 2023, the handysize 12-month market assessment for semi-refrigerated and fully refrigerated vessels increased by $60,000 and $115,000 per calendar month (“pcm”), to $885,000 pcm and $910,000 pcm, respectively. The handysize ethylene market assessment increased by $400,000 pcm to $1,400,000 pcm.

During the fourth quarter of 2023 we experienced downward pressure on ethylene arbitrage to Asia, however this was compensated by additional activity on the ethane spot and time charter ("TC") market. Low rainfall in Panama, and a subsequent reduction in available daily transits meant that ethane transport between US Gulf and China had to sail a longer distance via Cape of Good Hope. This resulted in longer ton-miles and more demand for shipping, which supported the handysize ethylene market assessment.

In the fourth quarter of 2023 we had approximately 30 vessels engaged under time charters, 17 vessels on spot voyage charters and contracts of affreightment ("CoA") and nine vessels were operated in the independently managed Unigas Pool. From January 1, 2024, and 12 months out, we have 48% of our ship days covered under time charter. Our midsize and fully refrigerated vessels are largely employed on time charters, our semi-refrigerated vessels are employed under time charters and spot voyage charters, and most of our ethylene capable vessels are employed on the spot voyage market.

Ethylene Export Terminal

The Ethylene Export Terminal throughput during the fourth quarter of 2023 was 208,495 metric tons, compared to 262,835 metric tons during the fourth quarter of 2022.

We, together with Enterprise Products Partners L.P, our joint venture partner, have agreed to invest in the Terminal Expansion Project, which is expected to increase the export capacity from approximately one million tons per year to at least 1.55 million tons. Long lead items have been ordered, groundwork is progressing and construction is expected to occur throughout 2024 with completion in the fourth quarter of 2024. The total capital contributions required from us to the Export Terminal Joint Venture for the Terminal Expansion Project are expected to be approximately $130 million which the Company expects to finance using existing cash resources, distributions from the Export Terminal Joint Venture during the course of the expansion and additional debt. Of the expected total of $130 million, $35.0 million has been contributed as of December 31, 2023, $17.0 million of which was contributed during the fourth quarter of 2023.

Azane Fuel Solutions AS ("Azane")

Azane, a joint venture between ECONNECT Energy AS and Amon Maritime AS, both of Norway, was founded in Norway in 2020 to develop proprietary technology and services for ammonia fuel handling and to facilitate the transition to green fuels for shipping. The Company acquired a 14.5% interest in Azane on October 25, 2023, for $1.4 million.
Azane intends to build the world’s first ammonia bunkering network, with Yara Clean Ammonia already pre-ordering 15 units from Azane. The first green ammonia bunkering units are scheduled to be delivered in 2025 enabling low carbon fuel offering to shipowners. The investment made by Yara and Navigator is expected to enable Azane to begin construction of its first bunkering unit for ammonia supply in Norway, aiming to kickstart the transition to zero-carbon fuels for maritime transportation. Future value creation for Azane is expected to come through international expansion with its bunkering solutions and broadening of its offerings in ammonia fuel handling technology.

Return of Capital Policy

The Company’s current Return of Capital policy, which is subject to operating needs and other circumstances, is based on paying out quarterly cash dividends of $0.05 per share of common stock and returning additional capital in the form of additional cash dividends and/or share repurchases, such that the two elements combined equal at least 25% of net income for the applicable quarter.

As part of the Return of Capital policy, we expect to repurchase the Company’s common stock (the “Share Repurchases”) and any such Share Repurchases will be made via open market transactions, privately negotiated transactions or any other method permitted under U.S. securities laws and the rules of the U.S. Securities and Exchange Commission.

Declarations of any dividends in the future, and the amount of any such dividend, are subject to the discretion of the Company’s Board. The Return of Capital policy does not oblige the Company to pay any dividends or repurchase any of its shares in the future and it may be suspended, discontinued or modified by the Company at any time, for any reason. Further, the timing of any share repurchases under the Return of Capital policy will be determined by the Company’s management and will depend on market conditions, legal requirements, stock price, and other factors.

Navigator Holdings Ltd. Fourth Quarter 2023 Earnings Webcast and Presentation

On Thursday, March 14, 2024 at 10:00 A.M. E.D.T., the Company’s management team will host an online webcast to present and discuss the financial results for the fourth quarter of 2023.

Those wishing to participate should register for the webcast using the following details:

https://us06web.zoom.us/webinar/register/WN_-8fJUJyZTzCtK7zntKuqHg#/registration

Webcast ID: 848 0163 7361
Passcode: 699933

Participants can also join by phone by dialing:

United States:    +1 929 205 6099
United Kingdom:    +44 330 088 5830

A full list of US and international numbers is available via the following link:
International Dial-in numbers
The webcast and slide presentation will be available for replay on the Company's website (www.navigatorgas.com) shortly after the end of the webcast.
Participants wishing to join the live webcast are encouraged to do so approximately 10 minutes prior to the start.

About Navigator Gas

We are the owner and operator of 56 liquefied gas carriers, which includes the world’s largest fleet of handysize gas carriers. We also own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Ethylene Export Terminal”) through a joint venture (the “Export Terminal Joint Venture”).

Our liquefied gas carrier fleet currently consists of 42 handysize liquefied gas carriers, which we define as those with capabilities between 15,000 and 24,999 cubic meters, or “cbm”. In addition, we have five larger 37,300 – 38,000 cbm midsize liquefied gas carriers; five 12,000 cbm ethylene carriers and four smaller 3,770 – 9,000 cbm semi-refrigerated liquefied gas carriers. Of our total fleet of 56 liquefied gas carriers, 25 are ethylene or ethane capable gas carriers.

Our handysize liquefied gas carriers typically transport LPG on short or medium distance routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading or discharge infrastructure and/or vessel size restrictions. These handysize liquefied gas carriers are amongst the largest semi-refrigerated vessels in the world, which also makes them the ideal choice for transporting petrochemicals on long routes, typically intercontinental.

We play a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’. We carry LPG typically for major international energy companies, state-owned utilities and reputable commodities traders. LPG, which consists of propane and butane, is a relatively clean alternative energy source with more than 1,000 applications, including as a heating, cooking and transportation fuel and as a petrochemical and refinery feedstock. LPG is a by-product of oil refining and natural gas extraction, and shale gas, principally from the U.S.

We also carry petrochemical gases for numerous industrial users. Petrochemical gases, including ethylene, propylene, butadiene and vinyl chloride monomer, are derived from the cracking of petroleum feedstocks such as ethane, LPG and naphtha and are primarily used as raw materials in various industrial processes, like the manufacture of plastics, vinyl and rubber, with a wide application of end uses. Our vessels also carry ammonia mainly for the producers of fertilizers in the agricultural industry, and for ammonia traders.

Our 50% share in the Ethylene Export Terminal at Morgan’s Point comprises an ethylene refrigeration unit and an ethylene cryogenic storage tank with a capacity of 30,000 tons. The terminal has the capacity to export approximately one million tons of ethylene per year and is capable of loading ethylene-capable gas carriers at rates of 1,000 tons per hour.

Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Contact us
investorrelations@navigatorgas.com and randy.giveans@navigatorgas.com

Houston:     333 Clay Street, Suite 2480, Houston, Texas, U.S.A. 77002
Tel:    +1 713 373 6197

London:    10 Bressenden Place, London, SW1E 5DH. United Kingdom.
Tel:     +44 20 7340 4850

Unaudited Results of Operations for the three months ended December 31, 2023 compared to the three months ended December 31, 2022

	Three months ended December 31, 2022	Three months ended December 31, 2023	Percentage change
	(in thousands, except Percentage change)
Operating revenues	$105,115	$129,068	22.8%
Operating revenues – Unigas Pool	11,837	12,564	6.1%
Operating revenues – Luna Pool collaborative arrangements	6,333	—	(100.0)%
Total operating revenue	123,285	141,632	14.9%
Expenses:
Brokerage commission	1,494	1,706	14.2%
Voyage expenses	16,865	18,115	7.4%
Voyage expenses – Luna Pool collaborative arrangements	5,533	—	(100.0)%
Vessel operating expenses	43,924	46,715	6.4%
Depreciation and amortization	30,559	32,828	7.4%
General and administrative costs	8,389	8,878	5.8%
Loss/(profit) from sale of vessel	(4,363)	144	—
Other income	(105)	36	133.8%
Total operating expenses	102,296	108,422	6.0%
Operating Income	20,989	33,210	58.2%
Other income/(expense)
Foreign currency exchange loss on senior secured bond	(5,969)	—	(100.0)%
Realized gain on non-designated derivative instruments	6,888	—	(100.0)%
Unrealized loss on non-designated derivative instruments	(471)	(5,254)	1015.4%
Loss on repayment of senior bonds	(1,102)	—	(100.0)%
Write off of deferred financing costs	(212)	—	(100.0)%
Interest expense	(13,983)	(16,355)	17.0%
Interest income	713	2,060	188.9%
Income before taxes and share of result of equity method investments	6,853	13,661	99.3%
Income taxes	(4,459)	(56)	(98.7)%
Share of result of equity method investments	7,861	5,540	(29.5)%
Net Income	10,255	19,145	86.7%
Net income attributable to non-controlling interest	(287)	(1,394)	385.6%
Net Income attributable to stockholders of Navigator Holdings Ltd.	$9,968	$17,751	78.1%
Operating Revenues. Operating revenues, net of address commissions, was $129.1 million for the three months ended December 31, 2023, an increase of $24.0 million or 22.8% compared to $105.1 million for the three months ended December 31, 2022. This increase was primarily due to:
•    an increase in operating revenues of approximately $19.3 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $28,428 per vessel per day ($864,670 per vessel per calendar month) for the three months ended December 31, 2023, compared to an average of approximately $23,622 per vessel per day ($718,539 per vessel per calendar month) for the three months ended December 31, 2022;
•    an decrease in operating revenues of approximately $3.4 million attributable to a decrease in fleet utilization, which declined to 91.3% for the three months ended December 31, 2023, compared to 94.1% for the three months ended December 31, 2022;
•    an increase in operating revenues of approximately $6.8 million or 7.7%, attributable to a 305 day increase in vessel available days for the three months ended December 31, 2023, compared to the three months ended December 31, 2022. This increase was in part as a result of five handysize vessels acquired by the Navigator Greater Bay Joint Venture being fully operational during the three months ended December 31, 2023, compared to the three months ended December 31, 2022, in which only one vessel had been acquired and was operational for only 12 days.
•    a increase in operating revenues of approximately $1.2 million primarily attributable to an increase in pass through voyage costs for the three months ended December 31, 2023, compared to the three months ended December 31, 2022.

The following table presents selected operating data for the three months ended December 31, 2023, and 2022, which we believe are useful in understanding the basis of movements in our operating revenues.

	Three months ended December 31, 2022	Three months ended December 31, 2023
* Fleet Data:
Weighted average number of vessels	44.0	47.0
Ownership days	4,048	4,324
Available days	3,968	4,273
Earning days	3,736	3,903
Fleet utilization	94.1%	91.3%
** Average daily Time Charter Equivalent	$23,622	$28,428

* Fleet Data - Our nine owned smaller vessels in the independently managed Unigas Pool and the vessels owned by Pacific Gas in our Luna Pool prior to their acquisition by the Navigator Greater Bay Joint Venture are not included in this data.

** Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE excludes the effects of the collaborative arrangements, as earning days and fleet utilization, on which TCE is based, is calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel's voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and contracts of affreightment) under which the vessels may be employed. We include average daily TCE, as we believe it provides additional meaningful information in conjunction with net operating revenues. Our calculation of TCE may not be comparable to that reported by other companies.
Reconciliation of Operating Revenues to TCE
The following table represents a reconciliation of operating revenues to TCE. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three months ended December 31, 2022	Three months ended December 31, 2023
	(in thousands, except earning days and average daily time charter equivalent rate)
Fleet Data:
*** Operating revenue	$105,115	$129,068
*** Voyage expenses	16,865	18,115
Operating revenue less voyage expenses	88,250	110,953
Earning days	3,736	3,903
Average daily time charter equivalent rate	$23,622	$28,428
***Operating revenues and voyage expenses excluding collaborative arrangements and Unigas Pool.

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $12.6 million an increase of 6.1% for the three months ended December 31, 2023, compared to $11.8 million for the three months ended December 31, 2022, and represents our share of the revenues earned from our nine vessels operating within the Unigas Pool, based on agreed pool points.
Operating Revenues – Luna Pool Collaborative Arrangements. Luna Pool earnings are aggregated and then allocated (after deducting pool overheads and manager's fees) to the pool participants in accordance with the Pooling Agreement. Operating revenues - Luna Pool collaborative arrangements was $nil for the three months ended December 31, 2023, compared to $6.3 million for the three months ended December 31, 2022 and represents our share of pool net revenues generated by the other participant’s vessels in the pool, prior to the acquisition of the vessels by Navigator Greater Bay Joint Venture. This decrease was primarily a result of the arrangement ending following the acquisition of the final vessel, Navigator Vega, on April 13, 2023.
Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, increased by $0.2 million or 14.2% to $1.7 million for the three months ended December 31, 2023, from $1.5 million for the three months ended December 31, 2022, primarily due to an increase in operating revenues on which brokerage commissions are based.
Voyage Expenses. Voyage expenses increased by $1.2 million or 7.4% to $18.1 million for the three months ended December 31, 2023, from $16.9 million for the three months ended December 31, 2022. These voyage expenses are pass through costs, corresponding to an increase in operating revenues of the same amount.

Voyage Expenses – Luna Pool Collaborative Arrangements. Voyage expenses – Luna Pool collaborative arrangements was $nil for the three months ended December 31, 2023, compared to $5.5 million for the three months ended December 31, 2022. These voyage expenses – Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by our vessels in the pool, prior to the acquisition of the vessels by Navigator Greater Bay Joint Venture. This decrease was primarily a result of the arrangement ending following the acquisition of the final vessel Navigator Vega on, April 13, 2023.

Vessel Operating Expenses. Vessel operating expenses increased by $2.8 million or 6.4% to $46.7 million for the three months ended December 31, 2023, from $43.9 million for the three months ended December 31, 2022. Average daily vessel operating expenses increased by $7 per vessel per day, or 0.1%, to $9,067 vessel per day for the three months ended December 31, 2023, compared to $9,060 per vessel per day for the three months ended December 31, 2022.
Depreciation and Amortization. Depreciation and amortization increased by $2.3 million to $32.8 million for the three months ended December 31, 2023 compared to $30.6 million for the three months ended December 31, 2022. The increase is driven by the acquisition of the five vessels by the Navigator Greater Bay Joint Venture. Depreciation and amortization included amortization of capitalized drydocking costs of $5.0 million and $4.7 million for the three months ended December 31, 2023 and 2022, respectively.
General and Administrative Costs. General and administrative costs increased by $0.5 million or 5.8% to $8.9 million for the three months ended December 31, 2023, from $8.4 million for the three months ended December 31, 2022.
Non-Operating Results

Foreign Currency Exchange Gain on Senior Secured Bonds. In December 2022, we redeemed all of the 600 million Norwegian Kroner then outstanding principal amount of our senior secured bonds (the “2018 Bonds”). No exchange gains and losses were recorded for the three months ended December 31, 2023. A foreign currency exchange gain of $6.0 million was recorded for the three months ended December 31, 2022, as a result of the Norwegian Kroner weakening against the U.S. Dollar.

Realized Gain on Cross Currency Interest Rate Swap. The realized gain of $6.9 million on cross currency interest rate swap related to the movement in the fair value of our cross-currency interest rate swap between September 30, 2022 and the actual value of the swap on December 23, 2022, when our 2018 Bonds, on which the swap was based, were redeemed.

Unrealized Gains / (Losses) on Non-Designated Derivative Instruments. The unrealized loss of $5.3 million on non-designated derivative instruments for the three months ended December 31, 2023, relates to fair value losses on interest rate swaps associated with a number of our secured term loan and revolving credit facilities, as a result of a decrease in forward Secured Overnight Financing Rate (“SOFR”) interest rates, compared to an unrealized loss of $0.5 million for the three months ended December 31, 2022.

Interest Expense. Interest expense increased by $2.4 million, or 17.0%, to $16.4 million for the three months ended December 31, 2023, from $14.0 million for the three months ended December 31, 2022. This is primarily as a result of increases in US dollar SOFR rates and the draw down of facilities that provided financing for the acquisition of five ethylene carriers by the Navigator Greater Bay Joint Venture.
Income Taxes. Income taxes relate to taxes on our subsidiaries and businesses incorporated around the world including those incorporated in the United States of America. Income taxes is $0.1 million for the three months ended December 31, 2023, compared to $4.5 million for the three months ended December 31, 2022, primarily as a result of current tax of $1.3 million and a deferred tax gain of $1.4 million in relation to our investment in the Ethylene Export Terminal.
Share of Result of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was an income of $5.5 million for the three months ended December 31, 2023, compared to an income of $7.9 million for the three months ended December 31, 2022. This decrease is a result of higher gas prices resulting in reduced throughput rates and by decreased volumes exported through the Ethylene Export Terminal, of 208,495 tons for the three months ended December 31, 2023, compared to 262,835 tons for the three months ended December 31, 2022.
Non-Controlling Interest. The Company entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle of a financial institution (“Lessor SPV”). Although we do not hold any equity investments in this Lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly we are required to consolidate this Variable Interest Entity ("VIE") into our financial results. The net income attributable to the Lessor SPV was $0.3 million and this is presented as a non-controlling interest for each period for both the three months ended December 31, 2023, and three months ended December 31, 2022.

In September 2022, the Company entered into the Navigator Greater Bay Joint Venture to acquire five ethylene vessels, Navigator Luna, Navigator Solar, Navigator Castor, Navigator Equator and Navigator Vega. The joint venture is owned 60% by the Company and 40% by Greater Bay Gas. The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the 40% owned by Greater Bay Gas accounted for as a non-controlling interest. A gain attributable to Greater Bay Gas of $1.1 million is presented as part of the non-controlling interest in our financial results for the three months ended December 31, 2023, compared to effectively $nil for the three months ended December 31, 2022 .

Reconciliation of Non-GAAP Financial Measures
The following table shows a reconciliation of net income to EBITDA and Adjusted EBITDA for the three months and year ended December 31, 2023 and 2022:

	Three months ended		Year ended
	December 31, 2022	December 31, 2023	December 31, 2022	December 31, 2023
	(in thousands)		(in thousands)
Net income	$10,255	$19,145	$54,878	$86,872
Net interest expense	13,270	14,296	49,758	59,192
Income taxes	4,459	56	5,949	4,325
Depreciation and amortization	30,559	32,828	126,220	129,202
EBITDA(1)	$58,543	$66,325	$236,805	$279,591
Unrealized loss/(gain) on non-designated derivative instruments	471	5,254	(25,124)	7,282
Realized (gain)/loss on non-designated derivatives instruments	(6,888)	—	6,270	—
Loss on repayment of senior bonds	1,102	—	1,102	—
Write off of deferred financing costs	212	—	212	171
Foreign currency exchange loss/(gain) on senior secured bond	5,969	—	(6,589)	—
(Profit)/Loss from sale of vessel	(4,363)	144	(4,721)	(4,797)
Adjusted EBITDA(1)	$55,046	$71,723	$207,955	$282,247

(1) EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP. EBITDA represents net income before net interest expense, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA before profit/loss on sale of vessel, unrealized gain/loss on non-designated derivative instruments and foreign currency exchange gain or loss on senior secured bonds. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings and proceeds from bond issuances. As of December 31, 2023, we had cash, cash equivalents and restricted cash of $158.2 million .
The Company repaid $23.8 million of the $111.8 million Term Loan and Revolving Credit Facility held with Credit Agricole on December 28, 2023 which resulted in an equal reduction in long-term debt outstanding and cash and cash equivalents. The amount repaid of $23.8 million remains available to be redrawn by the Company in accordance with the terms of the Term Loan and Revolving Credit Facility which matures in September 2028.

Our secured term loan facilities and revolving credit facilities require that the borrowers have liquidity of no less than (i) $35.0 million or $50.0 million, as applicable to the relevant loan facility, or (ii) 5% of total debt (which was $45.1 million as of December 31, 2023), whichever is greater.
Our primary uses of funds are drydocking and other vessel maintenance expenditures, voyage expenses, vessel operating expenses, general and administrative costs, insurance costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses, quarterly repayment of bank loans and the Terminal Expansion Project. We also expect to use funds in connection with our Return of Capital policy. In addition our medium-term and long-term liquidity needs relate to debt repayments, repayment of bonds, potential future vessel newbuildings, related investments, vessel acquisitions, and or related port or terminal projects.

As of December 31, 2023, we had $906.1 million in outstanding obligations, which includes principal repayments on long-term debt, including our bonds, commitments in respect of the Navigator Aurora Facility and office lease commitments. Of the total outstanding obligations, $123.8 million matures during the twelve months ending December 31, 2024, and $782.4 million matures after December 31, 2024.
We believe, given our current cash balances, that our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for at least the next twelve months, taking into account our existing capital commitments and debt service requirements.
Capital Expenditures

Liquefied gas transportation by sea is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

We currently have no newbuildings on order. However, we may place newbuilding orders or acquire additional vessels as part of our growth strategy. We may invest further in terminal infrastructure, such as the expansion of our existing Ethylene Export Terminal. The total capital contributions required from us related to the Terminal Expansion Project are expected to be approximately $130 million, of which $35.0 million has been contributed as of December 31, 2023. $17.0 million was contributed during the fourth quarter of 2023.

Cash Flows

The following table summarizes our cash, cash equivalents and restricted cash provided by / (used in) operating, investing and financing activities for the twelve months ended December 31, 2023 and 2022:

	Year ended December 31, 2022	Year ended December 31, 2023
	(in thousands)
Net cash provided by operating activities	$130,308	$174,703
Net cash provided by/(used in) investing activities[1]	29,725	(176,481)
Net cash (used in)/provided by financing activities[1]	(128,225)	6,809
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,837)	17
Net increase in cash, cash equivalents and restricted cash	$28,971	$5,048

Operating Cash Flows. Net cash provided by operating activities for the twelve months ended December 31, 2023, increased to $174.7 million, from $130.3 million for the twelve months ended December 31, 2022, an increase of $44.4 million . This increase was primarily due to an increase in net income of $4.6 million (after adding back the unrealized gains and loss on derivative instruments and our share of the result from equity method investments); a decrease in drydocking payments of $3.5 million and changes in working capital of $12.5 million during the twelve months ended December 31, 2023, compared to the twelve months ended December 31, 2022.

Net cash flow from operating activities principally depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, amount and duration of drydocks and changes in foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we drydock vessels approximately every two and a half years. Drydocking each vessel, including travelling to and from the drydock, can take approximately 30 days in total being approximately 5-10 days of voyage time to and from the shipyard and approximately 15-20 days of actual drydocking time. Ten of our vessels completed their respective drydockings during the twelve months ended December 31, 2023,

We estimate the current cost of a five-year drydocking for one of our vessels is approximately $1.0 million, a ten-year drydocking cost is approximately $1.3 million, and the 15 year and 17 year drydocking costs is approximately $1.5 million each (including the cost of classification society surveys). As our vessels age and our fleet expands, our drydocking expenses will increase. Ongoing costs for compliance with environmental regulations are primarily included as part of drydocking, such as the requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses.

Investing Cash Flows1. Net cash used in investing activities was $176.5 million for the twelve months ended December 31, 2023, primarily as a result of $191.7 million used by the Navigator Greater Bay Joint Venture for the acquisition of four vessels and contributions to our investment in the ethylene export terminal via the Terminal Expansion Project of $35.0 million, offset by distributions received from our investment in the Export Terminal Joint Venture of $30.8 million and proceeds from the sale of Navigator Orion of $20.7 million.

Net cash provided by investing activities of $29.7 million million for the year ended December 31, 2022, primarily represents net proceeds from the sale of vessels of $38.8 million, distributions from our equity method investments of $27.5 million, insurance recoveries during the year of $9.3 million and capital contributions from non-controlling interests of $5.9 million; offset by expenditure on vessels and their equipment of $45.7 million.

Financing Cash Flows. Net cash provided by financing activities was $6.8 million for the twelve months ended December 31, 2023 primarily as a result of the drawdown of $200.0 million from our March 2023 Secured Term Loan facility and $123.6 million from our Navigator Greater Bay Joint Venture Secured Term Loan facility to partially finance the acquisition of four vessels; as well as $27.3 million received as a capital contribution from the non-controlling interest for those vessels; offset by our regular quarterly debt repayments and the refinancing of our two maturing secured term loan facilities totaling $268.3 million, $48.7 million for our share repurchase program and $7.3 million for our quarterly dividends.

Net cash used in financing activities of $128.2 million for the year ended December 31, 2022, principally relates to repayments of our secured term loan facilities of $186.4 million, the repayment of the NOK Bond and the settlement of the related cross currency swap of $72.9 million, the repurchase of the Company’s shares pursuant to the share repurchase program in the amount of $5.5 million, as well as an extemporaneous repayment of $6.7 million on the Navigator Aurora Facility held within our consolidated lessor VIE, offset by drawdowns on the new term loan facilities of $139.3 million.

1 In connection with the preparation of the Company’s consolidated financial statements for the three months ended March 31, 2023, a reclassification was made in relation to cash received from the non-controlling interest in the Navigator Greater Bay Joint Venture in our statement of cash flows presented in our consolidated financial statements for the year ended December 31, 2022. A receipt of $5.9 million reported in the consolidated statement of cash flows within “Cash flows from investing activities” was moved to “Cash flows from financing activities.” resulting in a decrease in cash flows from investing activities of $5.9 million and an increase in cash flows from financing activities of $5.9 million for the year ended December 31, 2022. This reclassification had no impact on the consolidated balance sheet or statements of operations, comprehensive income and stockholders’ equity.

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2022	2023	2022	2023
	(in thousands except share and per share data)
Revenues
Operating revenues	$105,115	$129,068	$405,346	$493,339
Operating revenues – Unigas Pool	11,837	12,564	46,345	50,043
Operating revenues – Luna Pool collaborative arrangements	6,333	—	22,101	7,355
Total operating revenue	123,285	141,632	473,792	550,737
Expenses
Brokerage commission	1,494	1,706	5,900	6,923
Voyage expenses	16,865	18,115	78,674	74,509
Voyage expenses – Luna Pool collaborative arrangements	5,533	—	20,716	5,561
Vessel operating expenses	43,924	46,715	159,266	170,952
Depreciation and amortization	30,559	32,828	126,220	129,202
General and administrative costs	8,389	8,878	27,439	31,213
Loss/(profit) from sale of vessel	(4,363)	144	(4,721)	(4,797)
Other income	(105)	36	(364)	(60)
Total operating expenses	102,296	108,422	413,130	413,503
Operating Income	20,989	33,210	60,662	137,234
Other income/(expense)
Foreign currency exchange (loss)/gain on senior secured bonds	(5,969)	—	6,589	—
Realized gain/(loss) on cross currency interest rate swap	6,888	—	(6,270)	—
Unrealized (loss)/gain on non-designated derivative instruments	(471)	(5,254)	25,124	(7,282)
Loss on repayment of senior bonds	(1,102)	—	(1,102)	—
Write off of deferred financing costs	(212)	—	(212)	(171)
Interest expense	(13,983)	(16,355)	(50,840)	(64,898)
Interest income	713	2,060	1,082	5,707
Income before taxes and share of result of equity method investments	6,853	13,661	35,033	70,590
Income taxes	(4,459)	(56)	(5,949)	(4,325)
Share of result of equity method investments	7,861	5,540	25,794	20,607
Net Income	10,255	19,145	54,878	86,872
Net income attributable to non-controlling interest	(287)	(1,394)	(1,405)	(4,617)
Net Income attributable to stockholders of Navigator Holdings Ltd.	$9,968	$17,751	$53,473	$82,255
Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic:	$0.13	$0.24	$0.69	$1.11
Diluted:	$0.13	$0.24	$0.69	$1.10
Dividend Paid	$—	$0.05	$—	$0.10
Weighted average number of shares outstanding in the period:
Basic:	77,264,139	73,265,815	77,234,830	74,096,284
Diluted:	77,574,995	73,813,208	77,558,494	74,607,449
Number of shares outstanding at the end of the period:	76,804,474	73,208,586	76,804,474	73,208,586

NAVIGATOR HOLDINGS LTD.

Condensed Consolidated Statements of Comprehensive Income
(Unaudited)

	Three months ended December 31, 2022	Three months ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2023
	(in thousands)
Net income	$10,255	$19,145	$54,878	$86,872
Other comprehensive income:
Foreign currency translation (loss)/income	(141)	(49)	(215)	311
Total comprehensive income	10,114	19,096	54,663	87,183
Total comprehensive income attributable to:
Stockholders of Navigator Holdings Ltd.	9,827	17,702	53,263	82,566
Non-controlling interest	287	1,394	1,400	4,617
Total comprehensive income	$10,114	$19,096	$54,663	$87,183

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Balance Sheets
(Unaudited)

	As at December 31, 2022	As at December 31, 2023
	(in thousands, except share data)
Assets
Current Assets
Cash, cash equivalents and restricted cash	$153,194	$158,242
Accounts receivable, net of allowance for credit losses	18,245	34,653
Accrued income	9,367	2,437
Prepaid expenses and other current assets	21,152	17,068
Bunkers and lubricant oils	8,548	9,044
Insurance receivable	1,452	526
Amounts due from related parties	16,363	33,402
Total current assets	228,321	255,372
Non-current Assets
Vessels, net	1,692,494	1,754,382
Property, plant and equipment, net	198	142
Intangible assets, net of accumulated amortization	239	332
Equity method investments	148,534	174,910
Derivative assets	21,955	14,674
Right-of-use asset for operating leases	3,625	2,873
Prepaid expenses and other non-current assets	1,372	—
Total non-current assets	1,868,417	1,947,313
Total Assets	$2,096,738	$2,202,685
Liabilities and Stockholders’ Equity
Current Liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$99,009	$120,327
Current portion of operating lease liabilities	219	914
Accounts payable	7,773	11,643
Accrued expenses and other liabilities	24,708	20,847
Accrued interest	4,211	5,488
Deferred income	23,108	25,617
Amounts due to related parties	595	606
Total current liabilities	159,623	185,442
Non-current Liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	608,338	641,975
Senior unsecured bond, net of deferred financing costs	98,943	90,336
Operating lease liabilities, net of current portion	4,032	3,500
Deferred tax liabilities	4,250	7,016
Amounts due to related parties	48,140	41,342
Total non-current liabilities	763,703	784,169
Total Liabilities	923,326	969,611
Commitments and Contingencies - Note 11
Stockholders’ Equity
Common stock—$0.01 par value per share; 400,000,000 shares authorized; 73,208,586 shares issued and outstanding, (December 31, 2022: 76,804,474)	769	733
Additional paid-in capital	798,188	799,472
Accumulated other comprehensive loss	(463)	(152)
Retained earnings	364,000	390,221
Total Navigator Holdings Ltd. Stockholders’ Equity	1,162,494	1,190,274
Non-controlling interest	10,918	42,800
Total equity	1,173,412	1,233,074
Total Liabilities and Stockholders’ Equity	$2,096,738	$2,202,685

NAVIGATOR HOLDINGS LTD.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Year Ended December 31, 2022	Year Ended December 31, 2023
	(in thousands)
Cash flows from operating activities
Net income	$54,878	$86,872
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Foreign exchange gain on senior secured bonds	(6,589)	—
Unrealized (gain)/loss on non-designated derivative instruments	(25,124)	7,282
Realized loss on cross currency interest rate swap	6,270	—
Depreciation and amortization	126,220	129,202
Payment of drydocking costs	(18,338)	(12,424)
Profit from sale of vessel	(4,721)	(4,797)
Share-based compensation expense	869	1,284
Amortization of deferred financing costs	3,863	3,716
Share of results of equity method investments	(25,794)	(20,607)
Deferred taxes	—	2,363
Other unrealized foreign exchange loss/(gain)	2,872	(159)
Changes in operating assets and liabilities
Accounts receivable	13,661	(16,408)
Insurance claim receivable	(3,858)	400
Bunkers and lubricant oils	3,958	(496)
Accrued income, prepaid expenses and other current assets	(9,541)	11,013
Accounts payable, accrued interest, accrued expenses and other liabilities	10,478	4,501
Amounts due from related parties	1,204	(17,039)
Net cash provided by operating activities	130,308	174,703
Cash flows from investing activities
Additions to vessels and equipment	(45,719)	(191,727)
Contributions to equity method investments	—	(36,558)
Distributions from equity method investments	27,469	30,790
Purchase of other property, plant and equipment and intangibles	(50)	(233)
Net proceeds from sale of vessel	38,762	20,720
Insurance recoveries	9,263	527
Net cash provided by/(used in) investing activities	29,725	(176,481)
Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	139,273	323,561
Direct financing cost of secured term loan and revolving credit facilities	(1,874)	(3,548)
Repayment of senior bonds	(61,564)	—
Repurchase of share capital	(5,485)	(48,736)
Settlement of derivatives	(11,322)	—
Repayments under operating lease obligations	—	(289)
Purchase of senior unsecured bonds	—	(9,000)
Repayment of secured term loan facilities and revolving credit facilities	(186,430)	(268,311)
Repayment of refinancing of vessel to related parties	(6,738)	(6,798)
Cash received from non-controlling interest	5,915	27,264
Dividend paid	—	(7,334)
Net cash (used in)/provided by financing activities	(128,225)	6,809
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,837)	17
Net increase in cash, cash equivalents and restricted cash	28,971	5,048
Cash, cash equivalents and restricted cash at beginning of year	124,223	153,194
Cash, cash equivalents and restricted cash at end of year	$153,194	$158,242
Supplemental Information
Total interest paid during the year, net of amounts capitalized	$48,600	$62,109
Total tax paid during the year	$2,438	$1,800

NAVIGATOR HOLDINGS LTD.
Our Fleet

The following table provides details of our vessels as of March 13, 2024:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2026
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2026
Navigator Prominence	2017	37,300	Time Charter	Ethane	March 2025

Ethylene/ethane capable semi-refrigerated handysize
Navigator Pluto*	2000	22,085	Time Charter	Ethane	March 2024
Navigator Saturn*	2000	22,085	Time Charter	Ethane	June 2024
Navigator Venus*	2000	22,085	Spot Market	Ethane	—
Navigator Atlas*	2014	21,000	Spot Market	Ethane	May 2024
Navigator Europa*	2014	21,000	Time Charter	Ethane	December 2024
Navigator Oberon*	2014	21,000	Spot Market	Ethane	—
Navigator Triton*	2015	21,000	Spot Market	Ethane	—
Navigator Umbrio*	2015	21,000	Time Charter	Ethane	January 2025
Navigator Luna*	2018	17,000	Spot Market	Ethylene	—
Navigator Solar*	2018	17,000	Spot Market	Ethylene	—
Navigator Castor*	2019	22,000	Spot Market	Ethylene	—
Navigator Equator*	2019	22,000	Time Charter	Ethane	June 2024
Navigator Vega*	2019	22,000	Time Charter	Ethylene	April 2024

Ethylene/ethane capable semi-refrigerated smaller size
Happy Condor**	2008	9,000	Unigas Pool	—	—
Happy Pelican**	2012	6,800	Unigas Pool	—	—
Happy Penguin**	2013	6,800	Unigas Pool	—	—
Happy Kestrel**	2013	12,000	Unigas Pool	—	—
Happy Osprey**	2013	12,000	Unigas Pool	—	—
Happy Peregrine**	2014	12,000	Unigas Pool	—	—
Happy Albatross**	2015	12,000	Unigas Pool	—	—
Happy Avocet**	2017	12,000	Unigas Pool	—	—

Semi-refrigerated handysize
Navigator Aries	2008	20,750	Time Charter	LPG	July 2024
Navigator Capricorn	2008	20,750	Time Charter	LPG	October 2024
Navigator Gemini	2009	20,750	—	—	—
Navigator Pegasus	2009	22,200	Time Charter	Propylene	March 2024
Navigator Phoenix	2009	22,200	Time Charter	Ammonia	September 2024
Navigator Scorpio	2009	20,750	Time Charter	LPG	January 2026
Navigator Taurus	2009	20,750	Time Charter	Ammonia	June 2024
Navigator Virgo	2009	20,750	Time Charter	LPG	April 2024
Navigator Leo	2011	20,600	Time Charter	LPG	December 2024
Navigator Libra	2012	20,600	Time Charter	LPG	March 2025
Atlantic Gas	2014	22,000	Time Charter	LPG	December 2024

NAVIGATOR HOLDINGS LTD.

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Adriatic Gas	2015	22,000	Time Charter	LPG	May 2024
Balearic Gas	2015	22,000	—	—	—
Celtic Gas	2015	22,000	Spot Market	LPG	April 2024
Navigator Centauri	2015	21,000	Time Charter	LPG	May 2025
Navigator Ceres	2015	21,000	Time Charter	LPG	June 2025
Navigator Ceto	2016	21,000	Time Charter	LPG	May 2025
Navigator Copernico	2016	21,000	Time Charter	LPG	May 2025
Bering Gas	2016	22,000	Spot Market	LPG	—
Navigator Luga	2017	22,000	Time Charter	LPG	July 2024
Navigator Yauza	2017	22,000	Time Charter	LPG	July 2024
Arctic Gas	2017	22,000	—	—	—
Pacific Gas	2017	22,000	Time Charter	LPG	May 2024

Semi-refrigerated smaller size
Happy Falcon**	2002	3,770	Unigas Pool	—	—

Fully-refrigerated
Navigator Glory	2010	22,500	Time Charter	Ammonia	June 2025
Navigator Grace	2010	22,500	Time Charter	Ammonia	January 2025
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	December 2024
Navigator Genesis	2011	22,500	Time Charter	Ammonia	January 2025
Navigator Global	2011	22,500	Time Charter	Ammonia	December 2024
Navigator Gusto	2011	22,500	Time Charter	Ammonia	March 2025
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027
* denotes our owned vessels that operate within the Luna Pool
** denotes our owned vessels that operate within the independently managed Unigas Pool